

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 24, 2011

Leilei Wang
Chief Executive Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

   Re: KongZhong Corporation
      Form 20-F
      Filed June 4, 2010
      File No. 000-50826

Dear Mr. Wang:

   We have completed our review of your Form 20-F and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director